20015641

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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DEC 08 2020
Washington, DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22224

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/19 (MM/DD/YY) AND ENDING 09/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Kentucky Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4360 Brownsboro Road, Suite 115
(No. and Street)

Louisville (City) KY (State) 40207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ryan P. O'Connor (502) 238-7743
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mountjoy Chilton Medley LLP
(Name – *if individual, state last, first, middle name*)

462 S 4th St. #2600 (Address) Louisville (City) KY (State) 40202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ryan P. O'Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Kentucky Securities Corporation, as of September 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Patricia B. Hughes, Notary Public
State at Large, Kentucky
Notary ID KYNP10210
My Commission Expires 8/25/2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST KENTUCKY SECURITIES CORPORATION

Financial Statements

September 30, 2020 and 2019

FIRST KENTUCKY SECURITIES CORPORATION
Financial Statements and Supplementary Information
September 30, 2020 and 2019

Table of Contents

MCM
CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
First Kentucky Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of First Kentucky Securities Corporation (the "Company") as of September 30, 2020 and 2019, and the related statements of income, stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of First Kentucky Securities Corporation as of September 30, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of First Kentucky Securities Corporation's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to First Kentucky Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report of Independent Registered Public Accounting Firm (Continued)

Supplemental Information

The supplementary information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audits of First Kentucky Securities Corporation's financial statements. The supplemental information is the responsibility of First Kentucky Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as First Kentucky Securities Corporation's auditor since 2010.

MCM CPAs & Advisors LLP

Louisville, Kentucky
November 30, 2020

FIRST KENTUCKY SECURITIES CORPORATION
Statements of Financial Condition
September 30, 2020 and 2019

	2020	2019
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,437,299	$ 1,020,978
Accounts receivable	65,617	138,580
Securities held in inventory	1,173,611	1,072,334
Prepaid expenses and other	3,474	109,017
Prepaid income taxes	70,573	16,518
Deposit held with clearing house	100,000	100,000
Total current assets	2,850,574	2,457,427
Non-Current Assets		
Right of use asset	791,166	-
Property and equipment, net	25,556	16,908
Total non-current assets	816,722	16,908
Total assets	$ 3,667,296	$ 2,474,335
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Note payable	$ 1,025,578	$ 930,576
Current portion of lease liability	176,559	-
Accrued liabilities and other	742,141	774,337
Total current liabilities	1,944,278	1,704,913
Lease liability, less current portion	615,736	-
Total liabilities	2,560,014	1,704,913
Stockholders' Equity		
Common stock, $500 par value, 200 shares authorized 174.33 and 161.00 issued and outstanding in 2020 and 2019, respectively	87,167	80,500
Additional paid-in capital	314,956	257,903
Retained earnings	705,159	431,019
Total stockholders' equity	1,107,282	769,422
Total liabilities and stockholders' equity	$ 3,667,296	$ 2,474,335

See accompanying notes to financial statements.

FIRST KENTUCKY SECURITIES CORPORATION
Statements of Income
September 30, 2020 and 2019

	2020	2019
Revenues		
Advisory fees	$ 73,014	$ 86,284
Commissions	2,380,269	2,329,544
Designated sales	12,850	-
Fiscal agent fees, net	277,871	60,030
Handling fees	33,679	34,943
Interest	37,161	41,895
Managed account fees, net	3,203,737	2,565,241
Miscellaneous	231,144	282,965
Trading account gains, net	31,580	12,253
Underwriting, net	221,782	117,657
Incentive payment	166,667	27,778
Total Revenues	$ 6,669,754	$ 5,558,590

See accompanying notes to financial statements.

FIRST KENTUCKY SECURITIES CORPORATION
Statements of Income (continued)
September 30, 2020 and 2019

	2020	2019
Expenses		
Advertising	$ 7,046	$ 27,751
Amortization	-	23,800
Bank charges	527	463
Employee benefits	175,124	168,868
Charge-offs (recoveries)	97,991	(8,056)
Clearing fees	231,760	116,906
Contract labor	55,271	46,831
Correspondent fees	9,895	3,126
Depreciation	5,414	3,354
Donations	3,275	14,545
Dues and subscriptions	124,450	97,367
Employee and customer relations	29,813	45,140
Equipment rental	7,994	7,163
Information systems	148,276	123,503
Insurance	37,494	43,634
Interest	5,737	2,866
Legal	117,844	220,314
Licenses and registrations	43,583	41,826
Managed account expense	38,124	80,665
Miscellaneous	14,145	94,818
Office supplies	32,027	40,417
Postage and shipping	10,158	11,933
Professional fees	86,170	91,275
Regulatory fees	36,509	34,711
Rent	211,048	202,573
Retirement	125,610	108,071
Salaries, commissions, and related taxes	4,483,762	3,723,197
Telephone and internet access	11,048	11,315
Training	5,449	4,762
Travel	9,551	17,305
Underwriting expenses	129,395	-
Utilities	11,017	12,754
Total Expenses	6,305,507	5,413,197
Net Income before Income Taxes	364,247	145,393
Income Tax Expense	90,107	57,684
Net income	$ 274,140	$ 87,709

See accompanying notes to financial statements.

FIRST KENTUCKY SECURITIES CORPORATION
Statements of Stockholders' Equity
September 30, 2020 and 2019

	Common Stock				
	Number of Shares	Amount	Additional Paid In Capital	Retained Earnings	Total Stockholders' Equity
Balance at September 30, 2018	159.00	$ 79,500	$ 257,903	$ 355,960	$ 693,363
Dividends paid	-	-	-	(12,650)	(12,650)
Issuance of common stock	2.00	1,000	-	-	1,000
Net income	-	-	-	87,709	87,709
Balance at September 30, 2019	161.00	80,500	257,903	431,019	769,422
Issuance of common stock	13.33	6,667	57,053	-	63,720
Net income	-	-	-	274,140	274,140
Balance at September 30, 2020	174.33	$ 87,167	$ 314,956	$ 705,159	$ 1,107,282

See accompanying notes to financial statements.

FIRST KENTUCKY SECURITIES CORPORATION
Statements of Changes in Liabilities Subordinated to Claims of General Creditors
September 30, 2020 and 2019

	2020	2019
Statement of Changes in Subrodinate Liabilities		
Subordinated liabilities at beginning of year	$ -	$ -
Increase in liabilities	-	-
Decrease in liabilities	-	-
Subordinated liabilities at end of year	$ -	$ -

See accompanying notes to financial statements.

FIRST KENTUCKY SECURITIES CORPORATION
Statements of Cash Flows
Years Ended September 30, 2020 and 2019

	2020	2019
Net income	$ 274,140	$ 87,709
Adjustments to reconcile net income to net cash flows from operating activities		
Depreciation	5,414	3,354
Amortization	-	23,800
Share-based compensation	15,930	-
Change in assets and liabilities		
Decrease (increase) in assets:		
Accounts receivable	72,963	(68,033)
Prepaid income tax	(53,797)	(16,518)
Securities held in inventory	(101,277)	7,380
Prepaid expenses and other	105,285	(60,385)
Right of use asset	(791,166)	-
Increase (decrease) liabilities:		
Lease liability	792,295	-
Accrued liabilities	(32,196)	536,881
Net cash flows from operating activities	287,591	514,188
Cash Flows From Investing Activities		
Purchase of property and equipment	(14,062)	(12,041)
Net cash flows from investing activities	(14,062)	(12,041)
Cash Flows From Financing Activities		
Dividends paid	-	(12,650)
Issuance of common stock	47,790	1,000
Note payable proceeds (payments), net	95,002	(22,237)
Net cash flows from financing activities	142,792	(33,887)
Net change in cash, cash equivalents, and restricted cash	416,321	468,260
Cash, cash equivalents, and restricted cash at beginning of year	1,120,978	652,718
Cash, cash equivalents, and restricted cash at end of year	$ 1,537,299	$ 1,120,978
Supplemental Disclosure		
Cash paid during the year for interest	$ 5,737	$ 2,866
Cash paid during the year for income taxes	$ 143,513	$ 74,202

See accompanying notes to financial statements.

NOTE 1 – NATURE OF ORGANIZATION AND OPERATIONS

First Kentucky Securities Corporation ("the Company"), a Kentucky C-corporation, is a full-service broker-dealer with offices in Lexington and Louisville, Kentucky. The Company is registered as a securities broker-dealer and registered investment advisor under the Securities Exchange Act of 1934, and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company specializes in providing financial advisory services to public entities and in the trading and underwriting of Kentucky tax free municipal bonds.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Company are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Accounting Standards Codification ("ASC"), as produced by the Financial Accounting Standards Board ("FASB"), is the sole source of authoritative GAAP.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

Restricted Cash - On October 1, 2018, the Company adopted FASB ASU 2016-18, Statement of Cash Flows (Topic 230), requiring an entity to disclose amounts related to restricted cash. The Company is required by FINRA to maintain a minimum amount of net capital in the amount of $100,000. This amount is included in cash, cash equivalents, and restricted cash as reported in the statements of cash flows.

Revenue Recognition - The Company's securities transactions and the related profit or loss are recorded on a trade date basis. Revenues and fees from advisory, consulting, account management and other income are recognized when the related service has been performed by the Company.

On October 1, 2018, the Company adopted FASB ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606) requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of goods or services to customers. The updated standard replaced most existing revenue recognition guidance in GAAP and permits the use of either a full retrospective or retrospective with cumulative effect transition method. The Company has analyzed the guidance in the new standard and determined there was no change in the manner the Company recognizes commissions, advisory fees, variable annuity, and mutual fund revenue. These will continue to be recognized in the period in which fee is earned. Accordingly, this guidance did not have a material impact on its financial or regulatory capital.

Accounts Receivable - As of September 30, 2020 and 2019, the Company had commissions receivable (recorded in accounts receivable) from the clearinghouse of approximately $66,000 and $139,000, respectively. The Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts is recorded. If the accounts receivable becomes uncollectible, write-offs will be charged to operations when that determination is made.

Securities Held in Inventory - The Company purchases and holds certain municipal bonds and certain preferred stock that it deems saleable, and records the purchase cost. The Company carries these investments at fair value in accordance with FASB ASC 820. The result in differences between cost and estimated fair value (unrealized gains and losses) are included in the statements of income at the end of a reporting period. When a security is sold from inventory, a realized gain or loss is recognized. The period of time these securities are held is usually less than sixty days.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

Fair Value Measurements - The Company applies GAAP for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Good Faith Deposit - Periodically, the Company will commit to purchase certain municipal bonds upon issuance. As part of the commitment, the Company is often required to make a deposit to secure their buying position.

Property and Equipment - Property and equipment are recorded at cost and depreciated over their estimated useful lives ranging from 5 to 15 years in accordance with the straight-line depreciation method. The cost, accumulated depreciation and net book value of property and equipment are listed in Note 6. Depreciation expense was $5,414 and $3,354 during fiscal years 2020 and 2019, respectively.

Intangible Asset - Intangible asset was comprised of an acquired company's book of business (customer related). Amortization of intangible asset was computed using the straight-line method over the estimated useful life of five years. Amortization expense for fiscal year 2019 was $23,800, at which point the asset was fully amortized.

Leases – The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a noncancelable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The implicit rate of our lease is not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease throughout the lease term at the amount of the remeasured lease liability (i.e. present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. The Company has determined this rate to be 3% at the inception of the lease. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Deposit held with Clearing House - As part of the broker-dealer agreement described in the Revenue Recognition and Accounts Receivable section above, the Company is required to maintain a $100,000 cash deposit with the clearing house. The Company has complete ownership and receives interest income on the funds, but is required to maintain the deposit as security until termination of the agreement with the clearing house.

Net Capital Requirements - Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 ("the Rule"), the Company is required to maintain a minimum net capital of not less than $100,000. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 15 to 1 as computed under the Rule. The Corporation makes and files the required net capital calculations as necessary. Net capital and aggregate indebtedness at September 30, 2020 and 2019 are shown on page 19 of this report, as a component of supplementary information.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

Income Taxes - The Company accounts for income taxes in accordance with ASC provisions for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The ASC standards also require recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach. There are no deferred income taxes as of September 30, 2020 and 2019.

The Company's policy for interest and penalties on material uncertain tax positions recognized in the financial statements is to classify these as interest expense and operating expense, respectively. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that significantly impact the financial statements or related disclosures.

Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge.

Advertising Costs - Advertising costs are expensed as incurred except for advertising costs that have a contractual life. Advertising costs with a contractual life are amortized over the life of the contract. Advertising costs included in the accompanying statements of income were $7,046 and $27,751 for the years ended September 30, 2020 and 2019, respectively.

Book Value per Share - Total book value per share was approximately $6,352 and $4,779, as of September 30, 2020 and 2019, respectively.

Subsequent Events - Subsequent events of the Company have been considered through the date of the Report of Independent Registered Public Accounting Firm, which represents the date the financial statements were available to be issued.

Recent Accounting Pronouncements - In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses*. The standard requires a financial asset (including trade receivables) measured at amortized cost basis to be presented at the net amount expected to be collected. Thus, the income statement will reflect the measurement of credit losses for newly-recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This standard will be effective for the fiscal year ending September 30, 2021.

The Company is currently evaluating this ASU and its related impact on the Company's financial statements.

NOTE 3 – COMMISSIONS AND FEES

Commissions and fees include brokerage commission income, life insurance commissions, mutual fund, 12b-1 and investment advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transactions prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 3 – COMMISSIONS AND FEES - (Continued)

Commissions

Brokerage commissions - The Company buys and sells securities on behalf its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the settlement date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the settlement date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Life insurance and variable annuities - The Company receives commissions for selling life insurance and variable annuities to its customers. The Company identifies contracts with customers and the performance obligations in those contracts. The Company recognizes revenue upon completion of the performance obligation, at the transaction price stipulated in each contract.

Distribution fees - The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the settlement date. Any fixed amounts are recognized on the settlement date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Asset Management

Investment advisory fees and managed account fees - The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue on a pro rata basis over the quarter as they relate specifically to the services provided in that period, which are distinct from the services provided
in other periods.

Disaggregated Commissions and Fees

The following table presents revenue by major source.

	2020	2019
Commissions		
Brokerage commissions	$ 2,012,770	$ 2,004,185
Life insurance and variable annuities	360,384	323,993
Options	7,115	1,366
Total commissions revenue	2,380,269	2,329,544
Asset management		
Investment advisory fees	73,014	86,284
Managed account fees	3,203,737	2,565,241
Total asset management fee revenue	$ 3,276,751	$ 2,651,525

The table above excludes miscellaneous income and certain other fees and payments received.

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The FASB's ASC contains guidance regarding the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3.

Securities held in inventory are carried at fair value at September 30, 2020 and 2019. Investment income or loss (including interest, dividends, and realized gains and losses) and unrealized gains and losses related to securities held in inventory are reported as gains or losses in the statements of income.

The Company follows the fair value provisions of the ASC. These provisions define fair value as the price that would be received to sell the asset or paid to transfer the liability to a market participant. They also establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include the following categories:

- Level 1: Quoted market prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.

- Level 3: Unobservable inputs that are not corroborated by market data. These inputs reflect a company's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company utilizes a clearing house for the valuation of the majority of securities held. This clearing house is an independent, third party vendor recognized to be an industry leader with access to market information who obtains or computes fair values from quoted market prices, pricing for similar securities, recently executed transactions, cash flow models with yield curves and other pricing models. For valuations obtained from the clearing house, the Company performs due diligence to understand how the valuation was calculated or derived, focusing on the valuation technique used and the nature of the inputs.

The following section describes the valuation methodologies used to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which the instrument is generally classified.

Cash and Cash Equivalents

The valuation of securities that are actively traded or have quoted prices are classified as Level 1. These securities include money market funds and U.S. Treasury bills.

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS - (Continued)

Securities Held in Inventory

Securities valued using Level 1 inputs would include highly liquid government bonds for which quoted market prices are available. Securities using Level 2 inputs are valued using pricing for similar securities, recently executed transactions, cash flow models with yield curves and other pricing models utilizing observable inputs. Most fixed income securities are valued using Level 2 inputs. Level 2 includes municipal bonds, corporate senior notes and preferred securities.

Assets measured at fair value on a recurring basis are summarized below:

	Assets at Fair Value as of September 30, 2020			
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 1,437,299	$ -	$ -	$ 1,437,299
Securities held in inventory	-	1,173,611	-	1,173,611
Total assets at fair value	$ 1,437,299	$ 1,173,611	$ -	$ 2,610,910

	Assets at Fair Value as of September 30, 2019			
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 1,020,978	$ -	$ -	$ 1,020,978
Securities held in inventory	-	1,072,334	-	1,072,334
Total assets at fair value	$ 1,020,978	$ 1,072,334	$ -	$ 2,093,312

The Company had no assets or liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of or during the years ended September 30, 2020 and 2019. Additionally, there were no transfers between Levels 1 and 2 during the years ended September 30, 2020 and 2019.

NOTE 5 – SECURITIES HELD IN INVENTORY

Securities inventory at September 30, 2020 and 2019 consist of the following:

	2020	2019
Kentucky city and county municipal securities	$ 700,338	$ 150,193
State agency tax-exempt fixed income securities	473,273	922,141
	$ 1,173,611	$ 1,072,334

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment at September 30, 2020 and 2019 consist of the following:

		2020		2019
Office Equipment	$	87,255	$	73,193
Furniture and fixtures		2,257		2,257
Leasehold improvements		34,774		34,774
		124,286		110,224
Less accumulated depreciation		(98,730)		(93,316)
Property and equipment, net	$	25,556	$	16,908

NOTE 7 – INCENTIVE PAYMENT

In August 2019, the Company reached an agreement with their clearing broker (RBC Dain) to provide clearing and custody services for a three-year period beginning August 2019 and ending July 2022. As part of the agreement, the Company received a cash incentive payment of $500,000 from RBC Dain. This amount is to be recognized as revenue in equal amounts for the duration of the agreement. The amount of revenue recognized was $166,667 and $27,778 for the years ended September 30, 2020 and 2019, respectively. The deferred portion of this incentive payment was $305,556 and $472,222 as of September 30, 2020 and 2019, respectively. This amount is included in accrued liabilities and other on the Statements of Financial Condition.

NOTE 8 – NOTE PAYABLE

The Company enters into annual note agreements dated January 1, with their clearing broker (RBC Dain) to provide for borrowings on margin. The Company's total borrowing capacity is dependent upon the amount of securities and cash maintained on account with RBC Dain but is not to exceed 85% of the value of these amounts (approximately $5,000,000 as of September 30, 2020). The following were the total amounts outstanding on margin as of September 30:

		2020		2019
Borrowings on brokerage margin account at RBC Dain. The interest rate is 1.59% at September 30, 2020	$	1,025,578	$	-
Borrowings on brokerage margin account at RBC Dain. The interest rate is 3.62% at September 30, 2019		-		930,576
Total	$	1,025,578	$	930,576

Interest on the above notes varies based on certain market indices. The notes are secured by securities held in inventory and cash on deposit. Interest expense for the years ended September 30, 2020 and 2019 totaled $5,737 and $2,866, respectively.

During the month of April 2020, the Company applied for a Paycheck Protection Program loan under the provisions of the CARES Act in response to the COVID-19 pandemic. On April 22, 2020, the application was approved for $771,728 and funds were received by the Company. On May 6, 2020, the Company repaid the full amount of the loan as well as $390 in accrued interest.

NOTE 9 – LEASES

On October 1, 2019, the Company began accounting for leases under the ASU 2016-02, *Leases (Topic 842)* accounting guidance which amended existing lease accounting guidance. The update requires the Company, the lessee, to recognize the right-of-use asset and related lease liability for its operating leases. The Company is using a modified retrospective approach as the Company recorded a right-of-use asset and related lease liability upon the adoption of this accounting standard update.

The Company entered into a non-cancellable lease agreement for office space in Louisville, Kentucky, which commenced on July 28, 2015 and was renewed for an additional five and a half years on August 19, 2020. This operating lease is scheduled to expire on December 31, 2025. Lease expense under this lease agreement was $129,820 and $144,217 in 2020 and 2019, respectively.

The Company entered into a non-cancellable lease agreement for office space in Lexington, Kentucky, which commenced on November 1, 2018 and is scheduled to expire on October 31, 2021. Lease expense under this lease agreement was $30,047 and $28,772 in 2020 and 2019, respectively.

The Company considers leases with a maturity of twelve months or less to be short-term leases and such payments are expensed as paid and are not recorded in the accompanying balance sheets.

Maturities of lease liabilities under noncancelable leases as of September 30, 2020:

Year ending September 30,		
2021	$	176,559
2022		148,019
2023		144,850
2024		144,108
2025 and thereafter		178,759
	$	792,295

Future minimum lease payments are as follows:

Year ending September 30,		
2021	$	181,942
2022		155,897
2023		157,099
2024		161,049
2025 and thereafter		206,619
	$	862,606

Total undiscounted lease payments	$	862,606
Less: imputed interest		70,311
Total lease liability	$	792,295

NOTE 10 – INCOME TAXES

The provision for income taxes at September 30, 2020 and 2019 consists of the following:

		2020		2019
Current Provision				
Federal	$	66,083	$	37,952
State and local		24,024		19,732
Total Current Provision		90,107		57,684
Deferred Expense		-		-
Total Expense	$	90,107	$	57,684
Tax expense at expected statutory rates	$	95,943	$	41,001
Tax exempt interest		(5,443)		(7,568)
Nondeductible expenses		1,670		3,262
Other		(2,063)		21,169
	$	90,107	$	57,864

NOTE 11 – COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company is subject to various pending and possible legal actions. Management believes the results of these legal actions, if any, will not have a material adverse effect on the Company's financial position or results of operations.

On March 11, 2020 the World Health Organization designated COVID-19 a world health pandemic. The pandemic has impacted the global economy, resulting in substantial volatility which has negatively impacted the financial markets and local economies. The Company's existing contingency and disaster preparedness plans gave management the tools necessary to guide the Company through this pandemic. The Company has evaluated the short-term and long-term impacts of this pandemic on the Company, the outcome of which is not predictable with assurance, and it is possible that the Company could be affected negatively by these circumstances. Although the ultimate financial impact of this pandemic cannot be ascertained, management believes that any resulting financial impact should not materially affect the financial position of the Company as of September 30, 2020.

NOTE 12 – RISKS AND CONCENTRATIONS

A significant portion of the Company's business is for customers in Kentucky. Accordingly, the occurrence of any adverse economic conditions, including the municipal bond markets, or an adverse regulatory climate in the state could have a material adverse effect on the Company's business.

The Company maintains its cash at various financial institutions. The balance at times may exceed federally insured limits.

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect account balances and the amounts reported in the statements of income.

NOTE 13 – RETIREMENT PLAN

During 2015, the Company introduced a 401(k) plan for its employees meeting certain eligibility requirements. Previously, the Company offered a Simple IRA Plan. Employee contributions are through payroll deductions. Under the 401(k) plan, the Company matches employee contributions up to 4% of the employee's salary. Contributions by employees and employer are limited to amounts permitted by current tax laws. Total expenses incurred by the Company for the years ended September 30, 2020 and 2019 were $125,610 and $108,071, respectively.

NOTE 14 – SHARE-BASED COMPENSATION

In October 2019, the Company granted, over 3 years, 5 shares of stock each, along with the option to purchase an additional 5 shares of stock each, to two employees. The stock options were exercised by both employees during the fiscal year ended September 30, 2020, with the company receiving cash of $47,790. The share grants are being made via an agreement where one-third of the award is being issued to each employee as share-based compensation during the fiscal years ending September 30, 2020, 2021, and 2022, respectively. The amounts of Common Stock and Additional Paid-In Capital related to the share-based compensation for the year ended September 30, 2020 are $1,667 and $14,263, respectively.

NOTE 15 - RECLASSIFICATION OF PRIOR YEAR PRESENTATION

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations. This change in classification does not affect previously reported cash flows from operating activities in the Consolidated Statements of Cash Flows.

Supplementary Information

FIRST KENTUCKY SECURITIES CORPORATION
Schedule I - Comparative Computation of Net Capital under 15c3-1 of the Securities and Exchange Commission
September 30, 2020 and 2019

	2020	2019
Net Stockholders' Equity ("Net Capital")	$ 1,107,282	$ 769,422
Deductions and/or Charges		
Non allowable assets		
Other receivables	70,573	100
Property and equipment, net	25,556	16,908
Total Deductions	96,129	17,008
Net Capital before Percentage Reductions	1,011,153	752,414
Pursuant to rule 15c3-1		
Reduction of securities held in inventory	(47,063)	(58,300)
Net Capital	964,090	694,114
Aggregate Indebtedness		
Accounts payable, accrued liabilities, taxes payable	743,270	774,337
Computation of Basic Net Capital Requirement		
Minimum net capital required	100,000	100,000
Excess Net Capital	$ 864,090	$ 594,114
Ratio of Aggregate Indebtedness to Net Capital	.77 to 1	1.12 to 1
Reconciliation with Company Calculation		
Net capital as reported in FOCUS report	$ 964,090	$ 694,114
Haircut calculation difference	-	-
Audit adjustments to account balances	-	-
Net Capital	$ 964,090	$ 694,114

The Company claimed an exemption from Rule 15c3-3 under the provisions of Section (k)(2)(i) and (ii) and, as a result, has not included Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, or Schedule III- Information Related to Possession or Control Requirements Under SEC Rule 15c3-3.

The Company clears all transactions with and for customers on a fully disclosed basis with an independent clearing broker or dealer. The Company promptly transmits all customers' funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4 of the SEC (as are customarily made and kept by a clearing broker or dealer).

MCM
CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
First Kentucky Securities Corporation

We have reviewed management's statements, included in the accompanying First Kentucky Securities Corporation Exemption Report, in which (1) First Kentucky Securities Corporation (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (ii) (the "exemption provisions") and (2) First Kentucky Securities Corporation stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Kentucky Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MCM CPAs & Advisors LLP

Louisville, Kentucky
November 30, 2020

MCM CPAs & Advisors LLP

P 502.749.1900
F 502.749.1930
2600 Meidinger Tower
462 South Fourth Street
Louisville, KY 40202
www.mcmcpa.com
888.587.1719

Kentucky
Indiana
Ohio

FIRST KENTUCKY SECURITIES CORPORATION
4360 BROWNSBORO ROAD SUITE 115 LOUISVILLE, KENTUCKY 40207
TELEPHONE (502) 893.7288 / (877) 890.7288 FAX (502) 893.1626

First Kentucky Securities Corporation
Exemption Report

First Kentucky Securities Corporation
4360 Brownsboro Road, Suite 115
Louisville, Kentucky 40207

SEC File No.: 8-22224
CRD No.: 7524

Fiscal Year Ended September 30, 2020

First Kentucky Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(i) and (2)(ii);

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Ryan P. O'Connor, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:____________________

Title: CEO

First Kentucky Securities Corporation and Subsidiary

Agreed-Upon Procedures Report

September 30, 2020

First Kentucky Securities Corporation and Subsidiary
Table of Contents
September 30, 2020

CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors of
First Kentucky Securities Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by First Kentucky Securities Corporation and the SIPC, solely to assist you and the SIPC in evaluating First Kentucky Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2020. First Kentucky Securities Corporation's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2020, with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on First Kentucky Securities Corporation's compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

MCM CPAs & Advisors LLP

P 502.749.1900
F 502.749.1930
2600 Meidinger Tower
462 South Fourth Street
Louisville, KY 40202
www.mcmcpa.com
888.587.1719

A Member of PrimeGlobal - An Association of Independent Accounting Firms

Kentucky
Indiana
Ohio

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures (Continued)

This report is intended solely for the information and use of First Kentucky Securities Corporation and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

MCM CPAs & Advisors LLP

Louisville, Kentucky
November 30, 2020

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 9/30/20

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22224 FINRA SEP
First Kentucky Securities
4360 Brownsboro Rd Ste 115
Louisville, KY 40207-1642

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ryan P. O'Connor (502) 238-7743

2. A.	General Assessment (item 2e from page 2)	$7673
B.	Less payment made with SIPC-6 filed (**exclude interest**) 4/28/2020 Date Paid	(3710)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	3963
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$3963

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $3963

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Kentucky Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Executive Officer
(Title)

Dated the 23 day of October, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1/2019
and ending 9/30/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$6,669,753
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,316,735
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	231,760
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $5,737	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	5,737
Total deductions	1,554,232
2d. SIPC Net Operating Revenues	$5,115,521
2e. General Assessment @ .0015	$7,673

(to page 1, line 2.A.)